Exhibit 21

List of Subsidiaries

of

Abtech Holdings, Inc.

1.	Abtech Industries, Inc. (“AbTech Industries”), a Delaware corporation. All outstanding common stock is owned by Abtech Holdings, Inc.

2.	Environmental Security Corporation, a Delaware corporation. All outstanding common stock is owned by AbTech Industries.